Annual Shareholder Meeting Results:

Corporate Income held their annual meeting of shareholders on April 14, 2011.

Corporate Income:
Common/Preferred shareholders voted as indicated below:

								Withheld
					Affirmative 		Authority
Election of Bradford K. Gallagher
Class III to serve until 2014 		32,772,062 		484,344
Election of Alan Rappaport
Class I to serve until 2012 		32,797,890 		458,516
Re-election of John C. Maney+
Class III to serve until 2014 		32,693,290 		563,116

The other members of the Board of Trustees at the time of the meeting, namely Messrs. Paul Belica, James A. Jacobson*, Hans W. Kertess* and
William B. Ogden, IV, continued to serve as Trustees.

* Preferred Shares Trustee
+ Interested Trustee